[redacted]

15046750

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2015

Washington DC 404

SEC FILE NUMBER
8-51965

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Martin Wolf Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 N Main St, Ste 1050
(No. and Street)

Walnut Creek (City) **California** (State) **94596** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hubert B. Willman **925-355-0110** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Hubert B. Willman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Martin Wolf Securities LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

HBWillman
Signature

V.P., CFO
Title

Lisa M. Salvetti
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California)
County of Contra Costa)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

On 2/26/15, before me, Lisa M. Salvetti, a Notary Public for the State of California, personally appeared: Hubert B. Willman, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/the~~ir authorized capacity~~(ies)~~, and that by his~~/her/the~~ir signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under penalty of perjury under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

LISA M. SALVETTI
Commission # 2072221
Notary Public - California
Contra Costa County
My Comm. Expires Jul 19, 2018

[signature]

Notary Public, State of California

Martin Wolf Securities LLC

Annual Audit Report

December 31, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Martin Wolf Securities LLC

December 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
Martin Wolf Securities LLC
Walnut Creek, CA

We have audited the accompanying financial statements of Martin Wolf Securities LLC (the "Company") (a California limited liability company), which are comprised of the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Martin Wolf Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter & Associates

Walnut Creek, California
February 24, 2015

Martin Wolf Securities LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	1,000,773
Accounts receivable, net of $150,000 allowance for doubtful accounts		72,022
Prepaid expense		222
Total Assets	$	1,073,017

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	19,646
Unearned income		10,000
Due to member		1,018
Total Liabilities		30,664
Member's Equity		1,042,353
Total Liabilities and Member's Equity	$	1,073,017

See accompanying notes.

Martin Wolf Securities LLC

Statement of Income

For the Year Ended December 31, 2014

Revenue	
Investment banking fees	$ 1,450,999
Interest and other income	60,962
Total Revenue	1,511,961
Expenses	
Bad debt expense	150,000
Professional fees	23,075
Operating expenses	91,555
Total Expenses	264,630
Net Income	$ 1,247,331

See accompanying notes.

Martin Wolf Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2014

December 31, 2013	$	1,611,022
Distributions		(1,816,000)
Net income		1,247,331
December 31, 2014	$	1,042,353

See accompanying notes.

Martin Wolf Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	1,247,331
Adjustments to reconcile net income to net cash provided by operating activities:		
Securities received as payment on contracts		(21,000)
Bad debt expense		150,000
(Increase) decrease in:		
Accounts receivable		(77,905)
Prepaid expenses		1,913
Increase (decrease) in:		
Accounts payable and accrued expenses		7,271
Unearned income		10,000
Due to member		(56,702)
Net Cash Provided by Operating Activities		1,260,908
Cash Flows from Financing Activities		
Distributions		(1,795,000)
Net Cash Used in Financing Activities		(1,795,000)
Net Decrease in Cash and Cash Equivalents		(534,092)
Cash and cash equivalents at beginning of year		1,534,865
Cash and Cash Equivalents at End of Year	$	1,000,773

Non-Cash Investing and Financing Activities		
Securities received as payment for investment banking fees and distributed to member	$	21,000

See accompanying notes.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2014

1. Organization

Martin Wolf Securities LLC (the "Company") was organized as a California limited liability company on June 25, 1999 and terminates on June 25, 2029 unless extended or terminated sooner. The Company is a wholly owned subsidiary of Martin Wolf Associates Incorporated ("MWA") and operates in Walnut Creek, California. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit loss in existing accounts receivable.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities. Fees earned in the form of securities are valued at market.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800. The Company is no longer subject to examinations by major tax jurisdictions for years before 2010.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Money market funds	$ 127,744	$ -	$ -	$ 127,744
Total assets at fair value	$ 127,744	$ -	$ -	$ 127,744

3. Fair Value Measurements (Continued)

Changes in Assets classified in Level 3 for 2014:

The table below summarizes the activity for nonmarketable equity securities measured at fair value on a recurring basis using significant Level 3 inputs for the year ended December 31, 2014:

Nonmarketable equity securities	Level 3
Balance at January 1, 2014	$ -
Securities earned	21,000
Securities distributed	(21,000)
Balance at December 31, 2014	$ -

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $967,554 which exceeded the requirement by $962,554.

5. Risk Concentration

Due to the nature of the merger and acquisition business, the Company's investment banking fees during the period was primarily the result of a few transactions. Approximately 71% of revenue was generated from three customers.

Deposits at a financial institution exceeded the federally insured limits by $624,452. Additionally, $127,744 was held in an uninsured money market account at year end.

6. Related Party Transaction

Martin Wolf Associates Incorporated (MWA) is the Company's sole member. MWA provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

8. Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Martin Wolf Securities LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

Net Capital		
Total member's equity	$	1,042,353
Less: Non-allowable assets		
Accounts receivable, net		72,022
Prepaid expense		222
Total non-allowable assets		72,244
Net capital before haircuts		970,109
Less: haircuts on securities		2,555
Net Capital	$	967,554
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $30,664 or $5,000, whichever is greater		5,000
Excess Net Capital	$	962,554

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2014)

There were no material differences noted in the Company's net capital computation at December 31, 2014

See accompanying notes.

Martin Wolf Securities LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Martin Wolf Securities LLC
Walnut Creek, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Martin Wolf Securities LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

Walnut Creek, California
February 24, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3368*********************MIXED AADC 220
051965 FINRA DEC
MARTIN WOLF SECURITIES LLC
MARTIN WOLF
2033 N MAIN ST STE 1050
WALNUT CREEK CA 94596-3764

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3780

B. Less payment made with SIPC-6 filed (exclude interest) (1939)

Overpayment applied from SIPC 7 2013
Date Paid

C. Less prior overpayment applied (1841)

D. Assessment balance due or (overpayment) (747)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (747)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ∅

H. Overpayment carried forward $(74)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Martin Wolf Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of February 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,511,962
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 1,511,962
2e. General Assessment @ .0025	$ 3780

(to page 1, line 2.A.)

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
Martin Wolf Securities LLC
Walnut Creek, CA

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Martin Wolf Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that Martin Wolf Securities LLC met the identified exemption provisions for the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates

Walnut Creek, California
February 24, 2015

martinwolf

February 2, 2015

SEA 15c3-3 Exemption Report

I, Hubert B. Willman, Vice President and CFO of Martin Wolf Securities LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2014 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Hubert B. Willman
Vice President and CFO

HBW/lty

2033 North Main Street
Suite 1050
Walnut Creek, CA 94596

925.355.0110 P
martinwolf.com